Exhibit (a)(1)


                              KALMIA INVESTORS, LLC
                         601 CARLSON PARKWAY, SUITE 200
                              MINNETONKA, MN 55305
                                 (866) 476-7243


November 17, 2003

Dear fellow Westin Hotel Limited Partnership Unitholder,

Since July, we have completed two tender offers for units of limited partnership interest ("Units") of Westin Hotels Limited Partnership (the "Partnership") for those Unitholders who sought liquidity in their investment. We are currently the largest Unitholder, beneficially owning approximately 13.7% of the Units.

Starwood Hotels & Resort Worldwide Inc. (together with its subsidiary, WHLP Acquisition LLC, "Starwood"), the parent of the Partnership's general partner (the "General Partner"), has recently commenced a tender offer conditioned on Starwood's receiving tenders for over 50% of the Units and consents to change the Partnership's limited partnership agreement to make it easier to merge the Partnership and forcibly cash out Unitholders who do not tender. We are writing to urge you not to tender to Starwood and not to consent to Starwood's proposed changes.

Kalmia will not tender its Units to Starwood and will vote against the proposed changes to the limited partnership agreement. We urge you to do the same. Kalmia believes as Starwood and the General Partner are affiliates, Starwood's proposals are fraught with conflict of interest and are extremely coercive.

Why?

o Instead of constructing a plan to maximize the value of the Unitholders' investment, the General Partner is standing idly by as Starwood proposes to take the Partnership private and cash out the Unitholders at $625 per Unit without any fairness opinion, appraisal, bidding process or dissenter's rights.

o    In Starwood's own words:

          "We are making the Offer to acquire control of, and the entire equity interest in, the Partnership, which would enable us to make the Partnership a private, wholly owned subsidiary of Starwood. Accomplishing these steps would give us [Starwood] the ability to enjoy the benefits of being the sole owner of the Partnership..." (emphasis added)

          "The [Starwood] Offer Price might not accurately reflect the value of your Units."

          "Starwood's objectives and motivations in establishing the Offer Price might conflict with your interests as Unitholders in receiving the highest price for your Units. While [Starwood's] Offer Price exceeds those offered for your Units by Windy City, LLC and its related investors (collectively, "Windy City") and Kalmia Investors, LLC and its related investors, (collectively, "Kalmia") this fact alone does not ensure that you will receive the fair value of your Units if you tender them to us. Although we cannot predict the future value of the Partnership's assets, based upon recent improvements in the Partnership's operating results and the cyclical nature of the real estate market and the hospitality industry, [Starwood's] Offer Price could be significantly less than the net proceeds per Unit that you could realize from a liquidation of the Partnership following a future sale of the Michigan Avenue Hotel." (emphasis added)

Did you know that the General Partner's directors and officers are all employees of Starwood? :

          "The General Partner's officers and directors and the officers and directors of 909 Corp. are full-time senior or executive-level employees of Starwood. and in their capacities as directors or officers of a wholly owned subsidiary of Starwood owe fiduciary duties to Starwood in its capacity as the sole stockholder of the General Partner." (emphasis added)

Is the General Partner serving Starwood or the Unitholders?

          "All the activities of the General Partner and 909 Corp. are carried out by Starwood employees, since neither the General Partner nor 909 Corp. has any employees of its own."

          "The directors and officers of the General Partner are full-time senior or executive-level employees of Starwood."

          As the Partnership's last Form 10-Q, filed on November 6, 2003, indicates, the Hotel's operations and occupancy have been steadily improving. As Starwood admits:

          "[Starwood] unilaterally established the terms of the Offer without any negotiation with the Partnership or the General Partner or any representative of the Unitholders." (emphasis added)

          Don't tender your Units to Starwood.

          Don't consent to change the Partnership Agreement.

          Please see Section 5 "Withdrawal Rights", of the Starwood Offer to Purchase for instructions on how to withdraw your tender. For your convenience, a Notice of Withdrawal is enclosed. Withdrawing your tender will not revoke your consents. In order to revoke your consents, please see Section 4, "Voting and Revocation of Consents", of Starwood's Consent Solicitation, contained in its Offer to Purchase.

Thank you for your consideration in this matter.

                                          Very truly yours,


                                          Kalmia Investors, LLC